UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
(Name of Issuer)

Ordinary shares of nominal value of €0.50 per share
(Title and Class of Securities)

1912EP104
(CUSIP Number)

December 29, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

/  /        Rule 13d-1(b)

/  /        Rule 13d-1(c)

/ X/      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 1912EP104	13G	Page 2 of 14 Pages

(1)	Name of Reporting Person The Coca-Cola Company
(2)	Check the Appropriate Box if a Member of a Group (a) (b) / X /
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares	(5) Sole Voting Power 0
Beneficially Owned by Each Reporting	(6) Shared Voting Power 192,884,352 (See Attachment A)
Person With:	(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 192,884,352 (See Attachment A)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,352 (See Attachment A)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /
(11)	Percent of Class Represented by Amount in Row (9) (See Attachment A)
(12)	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 3 of 14 Pages

(1)	Name of Reporting Person The Coca-Cola Export Corporation
(2)	Check the Appropriate Box if a Member of a Group (a) (b) / X/
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares	(5) Sole Voting Power 0
Beneficially Owned by Each Reportng	(6) Shared Voting Power 192,884,352 (See Attachment A)
Person With:	(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 192,884,352 (See Attachment A)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,352 (See Attachment A)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /
(11)	Percent of Class Represented by Amount in Row (9) (See Attachment A)
(12)	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 4 of 14 Pages

(1)	Name of Reporting Person Atlantic Industries
(2)	Check the Appropriate Box if a Member of a Group (a) (b) / X/
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares	(5) Sole Voting Power 0
Beneficially Owned by Each Reporting	(6) Shared Voting Power 192,884,352 (See Attachment A)
Person With:	(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 192,884,352 (See Attachment A)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,352 (See Attachment A)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /
(11)	Percent of Class Represented by Amount in Row (9) (See Attachment A)
(12)	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 5 of 14 Pages

(1)	Name of Reporting Person Barlan, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) (b) / X/
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares	(5) Sole Voting Power 0
Beneficially Owned by Each Reporting	(6) Shared Voting Power 192,884,352 (See Attachment A)
Person With:	(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 192,884,352 (See Attachment A)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,352 (See Attachment A)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /
(11)	Percent of Class Represented by Amount in Row (9) (See Attachment A)
(12)	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 6 of 14 Pages

(1)	Name of Reporting Person Refreshment Product Services, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) (b) / X/
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares	(5) Sole Voting Power 0
Beneficially Owned by Each Reporting	(6) Shared Voting Power 192,884,352 (See Attachment A)
Person With:	(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 192,884,352 (See Attachment A)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,352 (See Attachment A)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /
(11)	Percent of Class Represented by Amount in Row (9) (See Attachment A)
(12)	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 7 of 14 Pages

(1)	Name of Reporting Person Coca-Cola Overseas Parent Limited
(2)	Check the Appropriate Box if a Member of a Group (a) (b) / X/
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares	(5) Sole Voting Power 0
Beneficially Owned by Each Reporting	(6) Shared Voting Power 192,884,352 (See Attachment A)
Person With:	(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 192,884,352 (See Attachment A)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,352 (See Attachment A)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /
(11)	Percent of Class Represented by Amount in Row (9) (See Attachment A)
(12)	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 8 of 14 Pages

(1)	Name of Reporting Person CCHBC Grouping, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) (b) / X/
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares	(5) Sole Voting Power 0
Beneficially Owned by Each Reporting	(6) Shared Voting Power 192,884,352 (See Attachment A)
Person With:	(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 192,884,352 (See Attachment A)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 192,884,352 (See Attachment A)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares //
(11)	Percent of Class Represented by Amount in Row (9) (See Attachment A)
(12)	Type of Reporting Person CO

CUSIP No. 1912EP104	13G	Page 9 of 14 Pages

Item 2(a)                      Name of Person(s) Filing:

Item 2(a) is hereby amended and restated as follows:

This Schedule 13G is filed on behalf of The Coca-Cola Company, The Coca-Cola Export Corporation, Atlantic Industries, Barlan, Inc., Refreshment Product Services, Inc., Coca-Cola Overseas Parent Limited and CCHBC Grouping, Inc. (collectively, the "Reporting Persons") with respect to ordinary shares ("CCHBC Shares") issued by Coca-Cola Hellenic Bottling Co. ("CCHBC"). In addition, all of the Reporting Persons, along with Kar-Tess Holding S.A., ("Kar-Tess") may be deemed as a group to have beneficial ownership of CCHBC Shares as a result of Kar-Tess and the Reporting Persons being signatories to the Amended and Restated Shareholders’ Agreement, dated December 29, 2008 (the "Amended Shareholders’ Agreement") which amends and restates the Shareholders Agreement, dated November 3, 1999 by and among Kar-Tess, Boval, S.A. and Socomex, S.A. and The Coca-Cola Export Corporation, Atlantic Industries, Barlan, Inc., Refreshment Product Services, Inc., and Coca-Cola Overseas Parent Limited, as amended and supplemented on March 3, 2000 and August 7, 2003. The Reporting Persons do not affirm the existence of a group with respect to the CCHBC Shares.

The Amended Shareholders’ Agreement includes, among other things, the following:

Restrictions on Transfer

The Amended Shareholders’ Agreement prohibits any sale of CCHBC Shares owned by Kar-Tess or the Reporting Persons if, as a result of such sale, the combined shareholdings of Kar-Tess and the Reporting Persons would not exceed 44% (or 40% after December 31, 2013) of the outstanding CCHBC Shares. The Reporting Persons and Kar-Tess have each agreed not to dispose of any CCHBC Shares if the disposition results in their respective shareholding falling below 22% (or 20% after December 31, 2013) of the outstanding CCHBC Shares.  If either Kar-Tess or the Reporting Persons wish to transfer CCHBC Shares such that joint ownership would fall below the 44% threshold (or 40% after December 31, 2013) referenced above, such transfer would be contingent upon (i) the prior written consent of the non-transferring shareholder and (ii) agreement between Kar-Tess and the Reporting Persons to provide for their continued joint control of CCHBC as contemplated in the Amended Shareholders’ Agreement.

Acquisition of Shares

The Amended Shareholders’ Agreement also provides that: (i) Kar-Tess will give the Reporting Persons ten days prior notice of any proposed acquisition of CCHBC Shares by Kar-Tess or its affiliates; and (ii) the Reporting Persons will give Kar-Tess ten days prior notice of any proposed acquisition of CCHBC Shares by the Reporting Persons or their affiliates.

Composition of CCHBC Board of Directors

Kar-Tess and the Reporting Persons agreed in the Amended Shareholders’ Agreement that the composition of the board of directors of CCHBC would be twelve directors comprising:

* two directors designated by the Reporting Persons;

CUSIP No. 1912EP104	13G	Page 10 of 14 Pages

* four directors, including the Chairman of the board of directors, designated by Kar-Tess; and

* the remaining directors jointly nominated by Kar-Tess and the Reporting Persons.

Kar-Tess and the Reporting Persons have also agreed to cast the votes attaching to their CCHBC Shares (i) so that each other's nominees are elected to the CCHBC board of directors, (ii) so that Kar-Tess and the Reporting Persons maintain their respective proportional representation on the CCHBC board of directors if there are more or less than twelve directors on the CCHBC board and (iii) in case of a tied vote of the CCHBC board of directors, so that the Chairman of the board of directors shall have the casting and deciding vote.

Decisions of the CCHBC Board of Directors

Kar-Tess and the Reporting Persons have agreed to seek to convene an extraordinary general meeting of the CCHBC shareholders to replace the CCHBC board of directors if a resolution, which a representative director of either Kar-Tess or the Reporting Persons has voted against, is passed by the CCHBC board of directors to:

* engage in any business other than the bottling of beverages and businesses incidental thereto;

* incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of €30 million;

* enter into any arrangements providing for payments or other consideration in excess of €30 million;

* sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the CCHBC assets, or sell the majority of the value of the CCHBC assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

* appoint or dismiss the managing director of CCHBC; or

* approve the CCHBC annual budget and annual business plan.

Shareholder Approvals

Kar-Tess and the Reporting Persons have agreed to consult before every vote and to vote against any proposal where either of them has indicated its intention to reject such proposal, on any of the following matters:

* a modification of the CCHBC articles of association;

* any increase or decrease of the CCHBC share capital;

* the merger or consolidation of CCHBC with or into another company;

* the liquidation or dissolution of CCHBC; or

CUSIP No. 1912EP104	13G	Page 11 of 14 Pages

* the general assignment for the benefit of creditors of, or the appointment of  a custodian, receiver or trustee for, any part of the CCHBC assets.

Term and Termination

The initial term of the Amended Shareholders’ Agreement is for five years, expiring on December 21, 2013.  The Amended Shareholders’ Agreement will automatically renew for a second five-year term expiring on December 31, 2018 if the Amended Shareholders’ Agreement is not terminated as a result of a breach of the Amended Shareholders’ Agreement by either Kar-Tess or the Reporting Persons.  After December 31, 2018, the Amended Shareholders’ Agreement will remain in force unless terminated by either Kar-Tess or the Reporting Persons on three months' written notice.

Liquidation

Kar-Tess and the Reporting Persons agreed that, notwithstanding the termination of the Amended Shareholders’ Agreement, for so long as Kar-Tess or any of the Reporting Persons is a shareholder in CCHBC, each of Kar-Tess and the Reporting Persons will vote their CCHBC shares against any proposal to liquidate or dissolve CCHBC unless they have separately agreed to the contrary.

The Reporting Persons each also expressly disclaim any beneficial ownership interest in CCHBC Shares owned by Kar-Tess and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC Shares owned by Kar-Tess.

Item 8                         Identification and Classification of Members of the Group

Item 8 is hereby amended and restated as follows:

The Reporting Persons may be deemed to be a part of a group of persons, listed on Exhibit (1), jointly holding beneficial ownership of CCHBC Shares. The Reporting Persons, however, do not affirm the existence of any group with respect to the CCHBC Shares. The Reporting Persons are not responsible for the completeness and accuracy of the information concerning Kar-Tess.

CUSIP No. 1912EP104	13G	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	THE COCA-COLA COMPANY By_/s/ Geoffrey J. Kelly______________________ Name: Geoffrey J. Kelly Title: Senior Vice President and General Counsel
Date: February 17, 2009	THE COCA-COLA EXPORT CORPOPRATION By_/s/ Geoffrey J. Kelly______________________ Name: Geoffrey J. Kelly Title: Vice President and General Counsel
Date: February 17, 2009	ATLANTIC INDUSTRIES By_/s/ David M. Taggart_____________________ Name: David M. Taggart Title: Vice President and Treasurer
Date: February 17, 2009	REFRESHMENT PRODUCT SERVICES, INC. By_/s/ Geoffrey J. Kelly______________________ Name: Geoffrey J, Kelly Title: Vice President and General Counsel
Date: February 17, 2009	BARLAN, INC. By_/s/ Geoffrey J. Kelly______________________ Name: Geoffrey J. Kelly Title: Vice President and General Counsel
Date: February 17, 2009	COCA-COLA OVERSEAS PARENT LIMITED By_/s/ Geoffrey J. Kelly______________________ Name: Geoffrey J. Kelly Title: Vice President and General Counsel
Date: February 17, 2009	CCHBC GROUPING, INC. By_/s/ Geoffrey J. Kelly_________________ Name: Geoffrey J. Kelly Title: Vice President and General Counsel

CUSIP No. 1912EP104	13G	Page 13 of 14 Pages

ATTACHMENT A

Attachment A is amended to read as follows:

Direct Ownership:

3,561 CCHBC Shares owned directly by The Coca-Cola Export Corporation, a wholly owned subsidiary of The Coca-Cola Company.

28,774,369.50 CCHBC Shares owned directly by Atlantic Industries, a wholly owned subsidiary of The Coca-Cola Export Corporation.

497,566.50 CCHBC Shares owned directly by Barlan, Inc., a wholly owned subsidiary of The Coca-Cola Export Corporation.

10,833,612 CCHBC Shares owned directly by Refreshment Product Services, Inc., a wholly owned subsidiary of The Coca-Cola Export Corporation.

45,002,970  CCHBC Shares owned directly by Coca-Cola Overseas Parent Limited, a wholly owned subsidiary of The Coca-Cola Export Corporation.

Beneficial Ownership:

85,112,079  CCHBC Shares owned beneficially by CCHBC Grouping, Inc.

In addition the Reporting Persons may be deemed to beneficially own the 107,772,273 CCHBC Shares owned by Kar-Tess.

Percentage Owned:

The Reporting Persons may be deemed to beneficially own approximately 52.79% of the total outstanding number of CCHBC Shares.

Disclaimer of Beneficial Ownership

Each Reporting Persons expressly disclaims any beneficial ownership interest in the CCHBC Shares owned by Kar-Tess and the filing of this Schedule 13G shall not be construed as an admission that they are the beneficial owners of the CCHBC Shares owned by Kar-Tess.

CUSIP No. 1912EP104	13G	Page 14 of 14 Pages

Exhibit 1

Group Members

The Coca-Cola Company
The Coca-Cola Export Corporation
Barlan, Inc.
Atlantic Industries
Coca-Cola Overseas Parent Limited
Refreshment Product Services, Inc.
CCHBC Grouping, Inc.
Kar-Tess Holding S.A.